

February 28, 2014

Via E-mail
Dale Francescon
Chairman of the Board of Directors and Co-Chief Executive Officer
Century Communities, Inc.
8390 East Crescent Parkway, Suite 650
Greenwood Village, CO 80111

> **Re:** **Century Communities, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted February 13, 2014**
> **CIK No. 0001576940**

Dear Mr. Francescon:

We have reviewed your amended draft registration statement and have the following comments.

General

1. Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

2. In your response to comment nine from our letter dated November 26, 2013, you state that since "the income test set forth in Rule 1-02(w) yields a measure of significance between 20% and 40% based on the Company's 2012 operating results, one year of audited financial statements of Jimmy Jacobs must be furnished to satisfy the requirements of Rule 3-05." We remind you that a measure of significance between 20% and 40% would also require unaudited interim financial statements through the interim period preceding the acquisition and comparative statements for the preceding year.

Summary – Description of Owned and Controlled Communities, page 9

3. We note your response to comment four from our letter dated November 26, 2013 as well as the revisions to your registration statement. Please separately present owned and controlled communities, by market.

Risk Factors, page 16

General

4.   In light of the restatement of your consolidated financial statements for the years ended December 31, 2012 and 2011, with a view towards disclosure please tell us whether the restatement is indicative of the presence of a material weakness in your controls and procedures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Other Income (Expense), pages 56 and 58

5.   Please tell us the reason you have classified acquisition costs of $302,034 in other income (expense), rather than as a component of operating income. In addition, please identify and quantify the income item that more than offsets the acquisition costs in the other income (expense) line item for the nine months ended September 30, 2013.

6.   Please clarify the significant components of the other income (expense) line item for each period presented.

Liquidity and Capital Resources, page 59

Cash Flows – Nine Months Ended September 30, 2013 Compared to the Nine Months Ended September 30, 2012, page 61

7.   Your narrative states that net cash used in operating activities increased to $43.1 million during the nine months ended September 30, 2013. However, your statement of cash flows indicates that net cash used in operating activities was $52.6 million. Please revise your registration statement as appropriate.

Executive Compensation, page 111

Summary Compensation Table, page 111

8.   Please refer to footnote (2) disclosure with respect to the $1,500,000 bonus paid to Mr. Dale Francescon and Mr. Robert Francescon in fiscal year 2013. As disclosed on page 113, it appears that each of Messrs. Francescon received a bonus equal to 300% of their respective annual salary following the "satisfaction of performance and discretionary goals" established by the compensation committee. Please revise your disclosure to identify what the performance goals were and how the committee determined that those performance goals were achieved.

Financial Statements

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, Land and Lot Option Purchase Agreements, page F-12

9.   We note your response to comment 24 from our letter dated November 26, 2013 and the revisions to your registration statement. Based on your accounting policy disclosures under Variable Interest Entities on page F-9, please also disclose any amounts classified in inventories related to optioned land from related parties and unrelated parties for funds expended for due diligence, development and construction activities for optioned land prior to takedown.

Note 2 – Inventories, page F-14

10.   Based on your current disclosures, it is not clear what, if any, amount of interest capitalized to inventory was expensed to cost of sales during each period presented. Please clarify or revise.

Note 11 – Related Party Transactions, page F-20
Note 15 – Related Party Transactions, page F-47

11.   We note the change in your accounting policy for transactions with entities under common control. Please address the following:

   • Explain how you defined and determined "common control", including any agreement between the Co-CEOs to act in concert;
   • For lots you acquired for cash from the related party, explain why you believe it is more appropriate to record them at the carrying basis of the related party;
   • For lots you acquired from the related party and recorded at their carrying basis, disclose the impact (here and in MD&A) of the subsequent sale of those lots on gross profits and net income during each period presented and disclose the remaining balance of such lots included in inventory at each balance sheet;
   • For lots you acquired subsequent to the private placement from the related party, disclose when they were acquired by the related party and how much the related party paid for them.

Note 15 – Restatement of Financial Statements for the Years Ended December 31, 2012 and 2011

12.   Please provide us a detailed analysis showing each restatement adjustment that underlies the adjustment column in your tables, as well as the underlying reason for each restatement adjustment.

       You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Era Anagnosti, Staff Attorney at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Via E-mail
         Mark J. Kelson, Greenberg Traurig, LLP
         William Wong, Greenberg Traurig, LLP